FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 30, 2008

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $467.6 million in the third quarter of 2008 ($25.40 per share, $25.27 per diluted share) compared to $253.2 million in the third quarter of 2007 ($14.12 per share, $13.47 per diluted share). These third quarter results include net gains on investments of $856.8 million and $274.6 million of net catastrophe losses ($256.9 million related to Hurricanes Ike and Gustav). In the first nine months of 2008, net earnings were $1,127.0 million ($60.63 per share, $59.89 per diluted share) compared to $532.2 million ($29.54 per share, $28.27 per diluted share) in the first nine months of 2007.  Results in the first nine months include net gains on investments of $1,904.0 million and net catastrophe losses (including net losses related to Hurricanes Ike and Gustav) of $366.2 million.  Highlights for the third quarter include the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the third quarter of 2008 was 115.5% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 113.3%, Crum & Forster – 128.5%, Fairfax Asia – 85.0%, OdysseyRe – 113.0% and Other Reinsurance – 111.9%. Included in third quarter underwriting results were $256.9 million of net catastrophe losses related to Hurricanes Ike and Gustav.  Prior to giving effect to these losses, the combined ratio of the company’s insurance and reinsurance operations in the third quarter was 93.2%.

•
Total interest and dividend income earned decreased to $135.6 million in the third quarter of 2008 from $202.5 million in the third quarter of 2007, primarily due to the year-over-year decline in short term treasury bill rates, despite a $2.2 billion increase in the average investment portfolio in the third quarter of 2008 compared to the third quarter of 2007.

•
Primarily as a result of the hurricane losses and reduced interest and dividend income, the company’s insurance and reinsurance operations had an operating loss (excluding net gains on investments) in the third quarter of 2008 of $73.8 million compared to operating income of $222.3 million in the third quarter of 2007.

•
Net gains on investments in the third quarter of 2008 were $856.8 million (including net gains of $651.8 million related to short equity and equity index positions and $531.6 million related to credit default swaps, partially offset by $176.7 million of other than temporary impairments recorded on common stock and bond investments and net losses on bonds of $158.0 million) compared to net gains on investments of $363.6 million in the third quarter of 2007 (including $380.2 million of net gains related to credit default swaps, $27.5 million of net gains on common stocks and $22.7 million of net gains related to short equity and equity index positions, partially offset by $70.2 million of other than temporary impairments recorded on common stock and bond investments).

•
Cash and short term investments held by the holding company and in subsidiary portfolios at September 30, 2008 totalled $5,581.3 million and consisted principally of short term government debt securities.  Of the company’s $20,431.4 million (net of short sale and derivative obligations) cash and investments at September 30, 2008, $10,526.5 million or 51.5% consisted of bonds, with government debt securities representing $9,619.0 million or 91.4% of the bond portfolio.  Cash and short term investments and bonds consequently comprised $16,107.8 million or 78.8% of Fairfax’s cash and investments at September 30, 2008.

•
At September 30, 2008, the company had aggregate equity holdings (common stocks and investments, at equity) with a fair value of $3,596.0 million and had short positions in various global equity indices and listed common stocks, through equity index total return swaps and equity total return swaps, with a total notional amount of $4,196.2 million.

•
During the third quarter of 2008 the company sold $3,580.9 million notional amount (2007 – $230.0 million) of credit default swaps for proceeds of $595.7 million (2007 – $47.4 million) and recorded net gains on sale of $279.3 million (2007 – $38.9 million) and net mark-to-market gains of $252.3 million (2007 - $341.3 million) on credit default swaps, for total net gains in respect of credit default swaps of $531.6 million.

•
The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as at October 24, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	($ millions)
					Excess of sale
	Notional	Original	Sale		proceeds over original
	amount	acquisition cost	proceeds		acquisition cost

FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008	3,580.9	59.4	595.7		536.3
Q4 to October 24	1,793.2	38.1	179.7		141.6
Cumulative sales since inception	11,024.6	241.5	2,049.7		1,808.2

Remaining credit default swap positions at October 24, 2008	9,834.7	191.5	596.1	(1)	404.6	(2)

Total realized and unrealized
from inception	20,859.3	433.0	2,645.8		2,212.8

(1)	Market value as of October 24, 2008
(2)	Unrealized gain (measured using original acquisition cost) as of October 24, 2008

The company has sold $11.02 billion notional amount of credit default swaps since inception with an original acquisition cost of $241.5 million for cash proceeds of $2.05 billion and a cumulative gain (measured using original acquisition cost) of $1.81 billion. As of October 24, 2008, the remaining $9.83 billion notional amount of credit default swaps had a market value of $596.1 million and an original acquisition cost of $191.5 million, representing an unrealized gain (measured using original acquisition cost) of $404.6 million. As of October 24, 2008, total cash proceeds realized from the sale of credit default swaps was $2.05 billion, compared to the total original acquisition cost (the aggregate acquisition cost of the credit default swaps sold and the remaining credit default swaps) of $433.0 million. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
The company’s runoff operations had pre-tax operating income of $0.9 million in the third quarter of 2008 and produced pre-tax income of $127.3 million after the inclusion of net investment gains of $126.4 million (including $128.4 million related to credit default swaps), compared to a pre-tax operating loss of $20.5 million and pre-tax income of $57.9 million in the third quarter of 2007.

•
The company held $1,191.3 million of cash, short term investments and marketable securities at the holding company level ($1,106.2 million net of short sale and derivative obligations) at September 30, 2008, compared to $971.8 million at December 31, 2007 ($963.4 million net of short sale and derivative obligations).

•
Subsequent to the end of the third quarter, Crum & Forster distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of $350.0 million.  The proceeds of the dividend, consisting of $191.2 million of cash and $158.8 million of securities, were distributed to Fairfax.  Holding company cash, short term investments and marketable securities at September 30, 2008 adjusted for the receipt of this dividend early in the fourth quarter would have totalled $1,541.3 million ($1,456.2 million net of $85.1 million of short sale and derivative obligations).

•
Holding company debt declined during the first nine months of 2008 by $198.1 million to $1,057.7 million, reflecting the conversion in the first quarter of the company’s 5% convertible senior debentures due July 15, 2023 into 886,888 subordinate voting shares of the company and the repayment at maturity in the second quarter of $62.1 million of its 6.875% unsecured senior notes.  Subsidiary debt decreased by $27.3 million during the first nine months of 2008 to $887.7 million, reflecting the repayment at maturity of Cdn$125.0 million of Cunningham Lindsey debt and the redemption by Crum & Forster of the $4.3 million balance of its 10.375% unsecured senior notes, partially offset by additional debt of $93.4 million resulting from the consolidation of Advent.  The company’s total debt to total capital ratio declined to 24.1% at September 30, 2008 from 27.1% at December 31, 2007.

•	During the third quarter the company repurchased 815,000 of its subordinate voting shares, for a total during the first nine months of 1,031,901 shares at a cost of $273.4 million.

•	At September 30, 2008, common shareholders’ equity was $4,620.1 million, or $263.68 per basic share, compared to $4,063.5 million, or $230.01 per basic share, at December 31, 2007.

Following is a summary of Fairfax’s financial results for the third quarter and first nine months of 2008 and 2007:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	(unaudited -$ millions, except per share amounts)
	2008	2007	2008	2007
Total revenue	2,155.1	1,871.2	5,791.2	5,076.3
Earnings before income taxes and non-controlling interests	731.6	501.0	1,835.3	1,125.6
Net earnings	467.6	253.2	1,127.0	532.2

Net earnings per share	$25.40	$14.12	$60.63	$29.54
Net earnings per diluted share	$25.27	$13.47	$59.89	$28.27

There were 18.1 million and 17.7 million weighted average shares outstanding during the third quarters of 2008 and 2007 respectively.  At September 30, 2008 there were 17.5 million shares effectively outstanding.

Combined ratios of the company’s insurance and reinsurance operations were as follows for the third quarter and first nine months of 2008 and 2007:

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30

	2008		2007	2008		2007
Insurance - Canada (Northbridge)	113.3%		88.5%	103.9%		89.6%
- U.S. (Crum & Forster)	128.5%		96.5%	121.8	%(1)	95.3%
- Asia (Fairfax Asia)	85.0%		68.0%	80.6%		82.6%
Reinsurance - OdysseyRe	113.0%		97.9%	103.6%		96.1%
- Other	111.9%		94.6%	104.5%		95.5%

Consolidated	115.5	%(2)	94.8%	107.4	%(1)(2)	94.3%

(1)
Excluding the impact of Crum & Forster’s reinsurance commutation in the second quarter and Crum & Forster’s lawsuit settlement in the first quarter, the combined ratios in the first nine months of 2008 were 107.6% and 104.2% for Crum & Forster and Fairfax respectively.

(2)
Prior to giving effect to catastrophe losses related to Hurricanes Ike and Gustav in the third quarter of 2008, the consolidated combined ratios were 93.2% and 99.8%  in the third quarter and the first nine months respectively.

Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, October 31, 2008 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:         Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.